Exhibit 3.1

SEITEL, INC.

AMENDMENT TO BYLAWS

AS OF DECEMBER 15, 2004

NOW, THEREFORE, BE IT RESOLVED, that Section 3.2(a) of the Bylaws is hereby amended to read in its entirety as follows:

"(a)      The authorized number of directors comprising the entire Board of Directors shall be determined from time to time by resolution of the Board of Directors; provided, however, that the Board of Directors shall consist of no less than three (3) members and no more than nine (9) members; provided, further, any reduction in the number of directors within any class of directors as provided for in the Certificate of Incorporation shall not shorten the term of an incumbent director in that class.  The Board of Directors shall be classified to the extent provided in the Certificate of Incorporation."